

December 30, 2013

Via E-mail
Mr. Wayne Pensky
Senior Vice President and Chief Financial Officer
Hexcel Corporation
281 Tresser Boulevard
Stamford, CT 06901

> **Re:**    **Hexcel Corporation**
> **Form 10-K**
> **Filed February 8, 2013**
> **File No. 1-8472**

Dear Mr. Pensky:

We have reviewed your response dated December 11, 2013 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10- Q for the period ended September 30, 2013

Management's Discussion and Analysis, page 16

1. We have read your response to comment 4 in our letter dated November 1, 2013. We understand the carrying value of the wind submarket assets approximates $20 million at September 30, 2013, which would reasonably be expected to materially impact your quarterly consolidated and segment operating results if impaired. We also understand that the 22% decline in wind sales (25% in constant currency) has adversely impacted the operating results of the Composite Materials segment for the period ended September 30, 2013. Section 501.02 of the FRC requires disclosures of certain material uncertainties and Section 216 of the FRC reiterates the requirement that investors be forewarned of the deteriorating conditions of facilities or operations which, unless reversed, may result in a subsequent write off, including quantification of plant and equipment considered to be obsolete or of marginal utility. Consequently we continue to believe that you should disclose the carrying value of assets that may be impaired if the adverse sales levels and capacity utilization rates do not improve. Such disclosure is required for your investors to

understand the magnitude of your assets for which recoverability is impacted by the known adverse business factors. Such disclosure should be supplemented with a description of the known positive and negative factors that management views as materially relevant to this issue. If you continue to believe that you are not required to provide your investors with the information needed for them to assess the materiality of the wind business assets, then please provide us with a full analysis demonstrating your compliance with Sections 501.02 and 216 of the FRC. Such analysis would include: i) a quantification of wind sales, income and cash flow results for each of the last seven quarters; ii) a reconciliation of wind income measures to the Composite Materials' segment operating income measures disclosed in your filings; iii) an analysis of the variances in each quarter in both the sales volume and pricing levels of the material products sold in your wind business; iv) an explanation of how you reasonably determined that the corresponding wind assets can be recovered based on the operating results and capacity usage realized in the September 30, 2013 quarter; and v) a thorough explanation of the analysis you performed at September 30, 2013 to support the statement that "The Company annually reviews the indicators for impairment to the wind submarket assets unless there are indications that a review should be performed sooner. Through September 30, 2013 there has been no indication that further testing is necessary but we are closely monitoring the situation." We may have further comment.

   You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief